Exhibit 99.1

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2009 (U.S. DOLLARS IN MILLIONS)

Brookfield Infrastructure Partners L.P. (the “Partnership”) was established by Brookfield Asset Management Inc. (“Brookfield”) as its primary vehicle to own and operate certain infrastructure assets on a global basis. The Partnership, through its related entities, operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier electricity transmission systems, timberlands and social infrastructure in North and South America, the United Kingdom and Australia and it seeks acquisition opportunities in other infrastructure sectors with similar attributes.

The Partnership’s sole material asset is its 59% limited partnership interest in Brookfield Infrastructure L.P. (“Brookfield Infrastructure”), which is accounted for using the equity method. As a result, we believe the financial statements of Brookfield Infrastructure are more relevant than the Partnership’s because they present the financial position and results of our underlying operations in greater detail. Brookfield and its affiliates own the remaining 41% of Brookfield Infrastructure, which through a redemption exchange mechanism can be converted into an equivalent interest in the Partnership.

BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

US$ MILLIONS, UNAUDITED	As of September 30, 2009	As of December 31, 2008
Assets
Current assets
Cash and cash equivalents	$72.1	$9.2
Accounts receivable and other	15.8	53.6

Total current assets	87.9	62.8

Cost accounted investments	—	195.2
Equity accounted investments (Note 3)	734.4	716.8
Property, plant and equipment (Note 4)	198.2	174.0
Other assets	3.8	12.5
Deferred taxes	13.0	13.0

	$1,037.3	$1,174.3

Liabilities and partnership capital
Liabilities
Current liabilities
Accounts payable and other liabilities	$7.3	$6.9

Corporate borrowings	—	139.5
Non-recourse borrowings (Note 5)	111.4	97.6
Deferred tax liabilities	7.3	10.4
Preferred shares	20.0	20.0

Total liabilities	146.0	274.4

Redeemable partnership units (Note 6)	263.1	169.3
Partnership capital
Retained earnings	88.4	157.0
Accumulated other comprehensive income	7.4	33.6
Partnership units	532.4	540.0

	$1,037.3	$1,174.3

The accompanying notes are an integral part of these financial statements.

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BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, UNAUDITED	2009	2008	2009	2008
Revenues	$8.0	$8.9	$22.1	$26.1
Cost of revenues	(1.9)	(2.5)	(5.3)	(5.7)
Depreciation expense	(2.1)	(1.5)	(5.5)	(5.5)

Gross margin	4.0	4.9	11.3	14.9
Selling, general and administrative expenses	(2.8)	(3.6)	(8.4)	(8.6)
Dividend income	—	5.3	3.5	11.0
Gain on sale of investment (Note 9)	—	—	105.7	—
Other income	0.1	0.1	0.8	0.7

	1.3	6.7	112.9	18.0
Interest expense	(3.2)	(3.9)	(11.2)	(8.6)

Net (loss) income before below noted items	(1.9)	2.8	101.7	9.4
Income tax expense	(0.7)	(1.3)	(34.8)	(2.5)
Losses from equity accounted investments	(1.9)	(2.9)	(11.4)	(0.4)

Net (loss) income for the period	$(4.5)	$(1.4)	$55.5	$6.5

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners | 2009 THIRD QUARTER INTERIM REPORT	3

BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE (LOSS) INCOME

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, UNAUDITED	2009	2008	2009	2008
Net (loss) income for the period	$(4.5)	$(1.4)	$55.5	$6.5

Other comprehensive (loss) income
Foreign currency translation	(1.0)	37.5	34.8	3.6
Net loss on related hedging items	(0.5)	—	(61.0)	—

Other comprehensive (loss) income	(1.5)	37.5	(26.2)	3.6

Comprehensive (loss) income	$(6.0)	$36.1	$29.3	$10.1

The accompanying notes are an integral part of these financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, UNAUDITED	2009	2008	2009	2008
Accumulated other comprehensive income, opening	$8.9	$(12.6)	$33.6	$21.3
Other comprehensive (loss) income	(1.5)	37.5	(26.2)	3.6

Accumulated other comprehensive income, closing	$7.4	$24.9	$7.4	$24.9

The accompanying notes are an integral part of these financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, UNAUDITED	2009	2008	2009	2008
Retained earnings, opening	$179.8	$31.6	$157.0	$22.4
Net (loss) income for the period	(4.5)	(1.4)	55.5	6.5
Fair value adjustment on redeemable partnership units	(76.8)	60.6	(93.8)	120.7
Adjustment related to acquired entities	—	—	—	(44.4)
Distributions to unitholders	(10.1)	(10.2)	(30.3)	(23.8)
Distributions from operations	—	(1.2)	—	(2.0)

Retained earnings, closing	$88.4	$79.4	$88.4	$79.4

The accompanying notes are an integral part of these financial statements.

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BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, UNAUDITED	2009	2008	2009	2008
Operating activities
Net (loss) income	$(4.5)	$(1.4)	$55.5	$6.5
Adjustments for non-cash items:
Losses from equity accounted investments	1.9	2.9	11.4	0.4
Deferred tax recovery	—	—	(4.2)	—
Depreciation expense	2.1	1.5	5.5	5.5
Gain on sale of investment, net of tax	—	—	(68.2)	—
Change in non-cash working capital, net	8.5	9.1	24.5	5.5

Cash provided by operating activities	8.0	12.1	24.5	17.9

Investment activities
Additions to property, plant and equipment	(2.1)	(2.9)	(4.4)	(5.9)
Sale of cost accounted investment (Note 9)	—	—	231.7	—
Net payments on hedge settlements (Note 9)	—	26.8	(8.5)	26.8
Acquisition of PPP assets (Note 7)	—	—	(3.0)	—
Acquisition of Ontario Transmission	—	—	—	(93.6)
Additional investment in Transelec	—	—	—	(111.3)

Cash (used in) provided by investing activities	(2.1)	23.9	215.8	(184.0)

Financing activities
Repayments on credit facilities	(161.5)	—	(139.5)	—
Repurchase of units	—	—	(7.6)	—
Distributions to unitholders	(10.1)	(10.2)	(30.3)	(23.8)

Cash (used in) financing activities	(171.6)	(10.2)	(177.4)	(23.8)

Cash and cash equivalents
Change during the period	(165.7)	25.8	62.9	(189.9)
Balance, beginning of period	237.8	5.6	9.2	221.3

Balance, end of period	$72.1	$31.4	$72.1	$31.4

Cash interest paid	$1.7	$2.0	$5.0	$5.8

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners | 2009 THIRD QUARTER INTERIM REPORT	5

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED

For the period from January 1, 2009 to September 30, 2009.

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brookfield Infrastructure L.P. (“Brookfield Infrastructure”) was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007 as amended and restated. Brookfield Infrastructure’s holdings consists of interests in electricity transmission, timber and social infrastructure operations in North and South America, United Kingdom and Australia.

In May 2007, Brookfield Asset Management Inc. (“Brookfield”) announced its intention to spin-off a portion of its infrastructure assets through a special dividend to the holders of its Class A limited voting shares and Class B limited voting shares (the “Spin-off”). Prior to the Spin-off, Brookfield restructured its infrastructure division so that portions of its operations were owned by Brookfield Infrastructure. At the time of the reorganization, Brookfield owned approximately 61% of the limited partnership units of Brookfield Infrastructure directly, and a wholly owned subsidiary of Brookfield owned exchangeable units of Brookfield Infrastructure representing approximately 39% of the limited partnership units of Brookfield Infrastructure. Brookfield transferred 60% of the limited partnership units of Brookfield Infrastructure that it owned to Brookfield Infrastructure Partners L.P. (“BIP” or, the “Partnership”), a newly formed limited partnership, in consideration for units of BIP. These BIP units were then distributed by Brookfield to holders of its Class A limited voting shares and Class B limited voting shares as a special dividend on January 31, 2008.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

Unaudited interim condensed consolidated financial statements of Brookfield Infrastructure have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), for the preparation of interim financial information. They do not include all information and notes required by U.S. GAAP in the preparation of annual consolidated financial statements. The accounting policies used in the preparation of the unaudited interim condensed consolidated financial statements are the same as those described in Brookfield Infrastructure’s audited consolidated financial statements prepared in accordance with U.S. GAAP for the year ended December 31, 2008. We evaluate events and transactions that occur after the balance sheet date as potential subsequent events. We perform this evaluation through February 11, 2010, the date on which we issue our financial statement.

Brookfield Infrastructure believes all adjustments necessary for a fair presentation of the results for the periods presented have been made and all such adjustments were of a normal recurring nature. The financial results for the three and nine months ended September 30, 2009 are not necessarily indicative of financial results for the full year. The unaudited condensed consolidated financial statements should be read in conjunction with Brookfield Infrastructure’s financial statements contained in BIP’s Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC.

The accompanying financial statements reflect Brookfield Infrastructure’s accounting for the following investments on the equity accounting basis:

•	17.8% interest in Transelec Chile S.A., or Transelec, the Chilean transmission operations, which were acquired by Brookfield in June 2006;

•	23% interest in Longview Timber Holdings Corp., or Longview, the US timber operations, which were acquired by Brookfield in April 2007;

•	37.5% interest in Island Timberlands Limited Partnership, or Island, the Canadian timber operations, which were acquired by Brookfield in May 2007;

•	9.1% interest in the Brookfield Global Timber Fund L.P., or BGTF, which is a fund established by Brookfield in November 2008, whose sole material asset is an investment in Longview; and

6	Brookfield Infrastructure Partners | 2009 THIRD QUARTER INTERIM REPORT

•

30% interest in Peterborough Hospital, UK, and a 50% interest in each of Long Bay Forensic and Prison Hospitals and Royal Melbourne Showgrounds, both in Australia. All three assets are Public Private Partnerships (“PPP”) and were acquired by Brookfield Infrastructure from a Brookfield company.

On March 12, 2008, Brookfield Infrastructure acquired 100% of the assets and liabilities of the transmission division of Great Lakes Power Limited (GLPL), (“the Ontario Transmission” operations) which was an entity owned and controlled by Brookfield at the time of the acquisition by Brookfield Infrastructure. This transaction constituted a reorganization of entities under common control, and has been accounted for in a manner similar to a pooling of interests, resulting in the 2007 and 2006 financial statements being prepared on a combined basis. Accordingly, these financial statements have been presented giving retroactive effect to the transaction described above using historical carrying costs of the assets and liabilities of the Ontario Transmission operations for all periods presented.

The following table illustrates our policy used to account for our significant investments:

METHOD OF ACCOUNTING AT SEPTEMBER 30, 2009

	Ownership %	Method
Ontario Transmission	100.0%	Consolidation
Transelec	17.8%	Equity
Longview	23.0%	Equity
Island Timberlands	37.5%	Equity
BGTF	9.1%	Equity
PPP	30% – 50%	Equity

All figures are presented in millions of United States Dollars unless otherwise noted.

Recently Adopted Accounting Standards

SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities”

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities”—an amendment of FASB Statement 133 (“SFAS 161”). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand how and why an entity uses derivative instruments and the instruments’ effect on an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 with early application encouraged. This pronouncement is related to disclosure and did not have a material impact on Brookfield Infrastructure’s consolidated financial statements.

3. EQUITY ACCOUNTED INVESTMENTS

Brookfield Infrastructure’s net investment in equity accounted entities includes the following:

	Ownership %	Book Value
US$ MILLIONS		September 30, 2009	December 31, 2008
Transelec	17.8%	$245.3	$222.9
Longview	23.0%	197.1	205.9
Island Timberlands	37.5%	181.0	182.8
BGTF	9.1%	88.6	92.6
PPP	30% – 50%	22.4	12.6

		$734.4	$716.8

Brookfield Infrastructure Partners | 2009 THIRD QUARTER INTERIM REPORT	7

The following table presents certain summarized financial information in total, for all investments in equity accounted affiliates based on a 100% ownership interest in each entity:

	For the nine-month period ended
US$ MILLIONS	September 30, 2009	September 30, 2008
Gross revenue	$409.7	$545.0
Costs and expenses applicable to gross revenue	(163.8)	(223.2)

Net operating income	245.9	321.8
Investment income	12.6	9.9
Cash taxes	(0.4)	(1.6)
Interest expense	(116.9)	(132.8)

Adjusted net operating income	141.2	197.3
Depreciation, depletion and amortization	(127.8)	(137.2)
Deferred taxes and other	(67.8)	(57.5)

Net (loss) income	$(54.4)	$2.6

US$ MILLIONS	As of September 30, 2009
Current assets	$566.8
Non-current assets	7,632.7

Total assets	$8,199.5

Current liabilities	$165.5
Non-current liabilities	5,605.4

Total liabilities	$5,770.9

4. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Depreciation	September 30, 2009	December 31, 2008
US$ MILLIONS			Net Book Value	Net Book Value
Land	$0.5	$—	$0.5	$0.4
Buildings	14.2	4.4	9.8	8.4
Transmission stations, towers and related fixtures	247.3	64.6	182.7	163.4
Other	5.2	—	5.2	1.8

	$267.2	$69.0	$198.2	$174.0

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5. NON - RECOURSE BORROWINGS

US$ MILLIONS	September 30, 2009	December 31, 2008
Series 1 First Mortgage Bonds	$111.4	$97.6

The Series 1 First Mortgage Bonds bear interest at a rate of 6.6% . Semi-annual payments of interest only are due and payable on June and December 16 each year until and including June 2013. Equally blended semi-annual payments of principal and interest will commence on December 16, 2013 and will continue until June 16, 2023. The remaining principal balance of the Series 1 Bonds will be fully due on June 16, 2023.

6. PARTNERSHIP CAPITAL

Brookfield Infrastructure has issued redeemable partnership units that may, at the request of the holder, require Brookfield Infrastructure to redeem all or a portion of the holder’s units of Brookfield Infrastructure for cash after two years from the date of closing of the Spin-off. This right is subject to BIP’s right of first refusal which entitles it, at its sole discretion, to elect to acquire any unit so presented to Brookfield Infrastructure in exchange for one of BIP’s units (subject to certain customary adjustments). Based on the number of BIP units issued in the Spin-off, Brookfield’s aggregate limited partnership interest in Brookfield Infrastructure would be 40% if Brookfield exercised its redemption right in full and BIP fully exercised its right of first refusal. The units are considered mezzanine equity and are recorded at their fair value. As at September 30, 2009, fair value of these units was lower than book value by $91.1 million on a cumulative basis since inception, which has been recorded in retained earnings.

Brookfield Infrastructure has also issued partnership units that are held by BIP and represent 59% of its capital base.

7. ACQUISITIONS

On February 3, 2009, Brookfield Infrastructure completed the acquisition of Brookfield Multiplex Limited’s interest in a PPP asset – the Royal Melbourne Showgrounds in Australia, for a cash consideration of approximately $3.0 million.

8. RELATED PARTY TRANSACTIONS

In the normal course of operations, Brookfield Infrastructure enters into various transactions on market terms with related parties. These transactions have been measured at exchange value and are recognized in the condensed consolidated financial statements.

Ontario Transmission has provided advances to and received advances from related parties in the normal course of operations. Ontario Transmission has also provided advances to and received advances from divisions of Great Lakes Power Limited (“GLPL”) (the Ontario Transmission assets were acquired by Brookfield Infrastructure on March 12, 2008 from GLPL, an entity owned and controlled by Brookfield at the time). These advances are non-interest bearing, unsecured and due on demand.

At period end no amounts were due from related parties (as at December 31, 2008 - nil) and no amounts were due to related parties (as at December 31, 2008 - $1.7 million).

Brookfield Infrastructure Partners | 2009 THIRD QUARTER INTERIM REPORT	9

9.	DIVESTITURE OF TBE

In September 2008, Brookfield Infrastructure exercised an option to sell its minority interest in Transmissoras Brasileiras De Energia (“TBE”) to a Brazilian state owned utility. On June 30, 2009, the sale of the TBE interests was completed and the partnership received $231.7 million, representing 95% of the proceeds, with the remaining $13.5 million which represented 5% of the proceeds being recorded as a receivable. The partnership received $11.8 million of the balance subsequent to quarter end, with the remainder anticipated to be collected by year end. Brookfield Infrastructure had entered into a foreign exchange hedge to lock in the projected proceeds in U.S. dollars in the prior year. During the second quarter, the partnership recorded a loss of $42.9 million from hedge settlements, however, since inception of the hedge program a total gain of $18.2 million was recorded. The sale of TBE resulted in the recognition of a $68.2 million after tax gain on sale over book value, which includes gains recorded on the foreign exchange hedge.

10.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories.

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The Partnership adopted SFAS 157 on January 1, 2008, as required for financial assets and financial liabilities.

The following table presents additional information about the Partnership’s financial assets and liabilities which are measured at fair value on a recurring basis as of September 30, 2009.

Recurring Fair Value Measurements

US$ MILLIONS	Level 2	Total
Redeemable partnership units	263.1	263.1

11.	SUBSEQUENT EVENTS

Subsequent to period end, Brookfield Infrastructure completed Canadian public offering of limited partnership units. Brookfield and its affiliates purchased additional redeemable partnership units and general partnership units to maintain their approximate 41% interest. Including the exercise of the overallotment options, the total net proceeds raised were approximately $937 million The total number of units outstanding following these transactions was comprised as follows:

US$ MILLIONS
General partnership units	1.0
Limited partnership units	63.2

Partnership units	64.2
Redeemable partnership units	42.5

Total	106.7

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On November 20, 2009, subsequent to period end, Brookfield Infrastructure completed the acquisition of an approximate 40% interest in a recapitalized and restructured Babcock and Brown Infrastructure, which has been renamed Prime Infrastructure, a publically traded infrastructure company with a diverse portfolio of transportation and utility assets located in Australia, the U.S., the UK, continental Europe, New Zealand and China. In addition, Brookfield Infrastructure completed the acquisition of an approximate 30% economic interest in Dalrympole Bay Coal Terminal (“DBCT”), one of the largest coal export terminals in the world, and an approximate 60% interest in PD Ports, a leading UK ports business. The total consideration for these acquisitions is comprised as follows:

US$ MILLIONS
Prime Infrastructure	$666.4
DBCT	165.7
PD Ports	102.9

$935.0

12.	SEGMENTED INFORMATION

Brookfield Infrastructure’s operating segments are electricity transmission and timber. A key measure most often used by the Chief Operating Decision Maker in assessing performance and in making resource allocation decisions is adjusted net operating income (“ANOI”), a non GAAP measure, which enables the determination of cash return on equity deployed. ANOI is defined as net income excluding the impact of depreciation, depletion and amortization, deferred taxes, pre-acquisition income of acquired entity and other non-cash items. The following table provides each segment’s results based on the format that management organizes its segments in order to make operating decisions and assess performance. Each segment is presented on both a 100% basis and a proportional basis, taking into account Brookfield Infrastructure’s ownership interest in operations accounted for using the consolidation and equity methods. For cost accounted investments, the segment results reflect dividend income.

	Electricity Transmission		Timber
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2009 US$ MILLIONS	100%	Partnership Share	100%	Partnership Share	Corporate	Total[1]
Revenues	$92.3	$23.0	$56.8	$19.6	$—
Cost attributed to revenues	(16.4)	(4.5)	(39.7)	(13.3)	(3.5)
Dividend income	—	—	—	—	—

Net operating income	75.9	18.5	17.1	6.3	(3.5)
Other income (expenses)	5.0	1.3	4.5	0.8	0.8
Gain on sale of investment (after-tax)	—	—	—	—	—
Interest expense	(21.7)	(5.3)	(19.7)	(6.4)	—
Cash taxes	(0.4)	(0.4)	—	—	—

Adjusted net operating income	58.8	14.1	1.9	0.7	(2.7)
Depreciation, depletion and amortization	(19.5)	(5.2)	(26.3)	(8.1)	—
Premium on refinancing	(15.7)	(2.8)	—	—	—
Unrealized gains (losses) on derivative instruments	(5.4)	(1.0)	—	—	—
Unrealized loss on investment	—	—	—	—	0.1
Deferred taxes and other items	(9.1)	(2.1)	4.6	2.0	0.5

Net income (loss)	$9.1	$3.0	$(19.8)	$(5.4)	$(2.1)	$(4.5)

Brookfield Infrastructure Partners | 2009 THIRD QUARTER INTERIM REPORT	11

	Electricity Transmission		Timber
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2009 US$ MILLIONS	100%	Partnership Share	100%	Partnership Share	Corporate	Total[1]
Revenues	$254.6	$63.4	$173.6	$59.9	$—
Cost attributed to revenues	(44.5)	(12.2)	(121.2)	(41.7)	(12.5)
Dividend income	3.5	3.5	—	—	0.4

Net operating income	213.6	54.7	52.4	18.2	(12.1)
Other income (expenses)	7.3	1.7	5.3	1.2	0.8
Gain on sale of investment (after-tax)	68.2	68.2	—	—	—
Interest expense	(62.5)	(15.3)	(59.4)	(19.2)	—
Cash taxes	(1.2)	(1.2)	(0.4)	(0.1)	—

Adjusted net operating income	225.4	108.1	(2.1)	0.1	(11.3)
Depreciation, depletion and amortization	(51.9)	(13.8)	(65.6)	(20.4)	(0.4)
Premium on refinancing	(15.7)	(2.8)	—	—	—
Unrealized gains (losses) on derivative instruments	(49.7)	(9.1)	—	—	0.7
Unrealized loss on investment	—	—	(20.3)	(6.1)	0.1
Deferred taxes and other items	(22.4)	(4.6)	23.5	7.8	7.2

Net income (loss)	$85.7	$77.8	$(64.5)	$(18.6)	$(3.7)	$55.5

1.	The majority of Brookfield Infrastructure’s investments are accounted for using the equity method or cost method of accounting in accordance with U.S. GAAP (note 2). This results in the earnings from these investments being presented in one line on the Statement of Operations. The above tables presents the detailed components making up net income for investments accounted for using the consolidation, equity and cost methods in a more fulsome manner. Accordingly, with the exception of net income, the totals of each line item in the above table will not agree to the Statement of Operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Quarter Ended September 30, 2009

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Brookfield Infrastructure Partners L.P.’s (the “Partnership”) most recently issued Form 20-F. Additional information, including the Partnership’s Form 20-F is available on the Partnership’s website at www.brookfieldinfrastructure.com, on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.edgar.com.

Business Overview

The Partnership was established by Brookfield Asset Management Inc. (“Brookfield”) as its primary vehicle to own and operate certain infrastructure assets on a global basis. The Partnership, through its related entities, operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier electricity transmission systems, timberlands and social infrastructure in North and South America, the United Kingdom and Australia, and it seeks acquisition opportunities in other infrastructure sectors with similar attributes.

Basis of Presentation

The Partnership’s sole material asset is its 59% limited partnership interest in Brookfield Infrastructure L.P. (“Brookfield Infrastructure”), which is accounted for using the equity method. As a result, we believe the financial statements of Brookfield Infrastructure are more relevant than the Partnership’s because they present the financial position and results of our underlying operations in greater detail. Brookfield and its affiliates own the remaining 41% of Brookfield Infrastructure, which through a redemption exchange mechanism can be converted into an equivalent interest in the Partnership.

As of December 31, 2008, Brookfield Infrastructure’s ownership interests in its underlying operations were as follows: 17.8% of Transelec Chile S.A. (“Transelec” or our “Chilean transmission operations”) 100% of our Ontario transmission operations, 37.5% of Island Timberlands Limited Partnership (“Island Timberlands” or our “Canadian timber operations”), 30% of Longview Timber Holdings Corp. (“Longview” or our “U.S. timber operations”), 7-18% of Transmissoras Brasileiras de Energia (“TBE”) and a 30% interest in Peterborough Hospital, UK and a 50% interest in Long Bay Forensic and Prison Hospitals, Australia, both of which are Public Private Partnerships (“PPP”).

On February 3, 2009 Brookfield Infrastructure completed the acquisition of an additional PPP project—the Royal Melbourne Showgrounds in Australia—for a purchase price of approximately $3.0 million. Together, we refer to our three PPP projects in this MD&A as our social infrastructure operations or our PPP assets.

On June 30, 2009, Brookfield Infrastructure completed the sale of 100% of its minority interests in TBE. On June 30, 2009, 95% of the proceeds were received and $11.8 million of the balance was received subsequent to quarter end, with the remainder anticipated to be collected by year end.

The unaudited results that are presented in this MD&A reflect the financial position and results of our operations for the three-month and nine-month periods ended September 30, 2009.

For each of its business segments, this MD&A discusses Brookfield Infrastructure’s proportionate share of results for its consolidated operations and equity accounted investments in order to demonstrate the impact of key value drivers of each of these segments on Brookfield Infrastructure’s overall performance. Consistent with how the business is managed, the segments are electricity transmission and timber.

All figures are provided in U.S. dollars, unless otherwise noted.

OVERVIEW OF PERFORMANCE

In this section we review our performance and our financial position for the three-month and nine-month periods ended September 30, 2009. Further details on our operations and financial position are contained within the Operating Platforms section of this MD&A.

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To measure performance, we focus on net income as well as adjusted net operating income or ANOI. We define adjusted net operating income as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other items as detailed in the reconciliation shown under the Reconciliation of Non-GAAP Financial Measures section of this MD&A. Adjusted net operating income is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by U.S. generally accepted accounting principles (“GAAP”). Adjusted net operating income is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net operating income has limitations as an analytical tool. See the Reconciliation of Non-GAAP Financial Measures section for a more fulsome discussion including a reconciliation to the most directly comparable GAAP measure.

Results of Operations

The following table summarizes the financial results of Brookfield Infrastructure.

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, EXCEPT PER UNIT INFORMATION, UNAUDITED	2009	2008	2009	2008
Income Statement Key Metrics
Revenues	$8.0	$8.9	$22.1	$26.1
Gross margin	4.0	4.9	11.3	14.9
Losses from equity accounted investments	(1.9)	(2.9)	(11.4)	(0.4)
Gain on sale of investment (after tax)	—	—	68.2	—
Selling, general and administrative expenses	(2.8)	(3.6)	(8.4)	(8.6)
Dividend income	—	5.3	3.5	11.0
Interest expense – corporate borrowings[1]	(1.5)	(2.1)	(6.2)	(2.7)
Interest expense – non-recourse borrowings	(1.7)	(1.8)	(5.0)	(5.9)
Net (loss) income[2]	(4.5)	(1.4)	55.5	6.5
Per unit net (loss) income2, [3]	(0.12)	(0.04)	1.45	0.17
ANOI[2]	12.1	13.1	96.9	48.4
Per unit ANOI2, [3]	0.32	0.34	2.54	1.25

	As at
US$ MILLIONS, UNAUDITED	September 30, 2009	December 31, 2008
Balance Sheet Key Metrics
Cash and cash equivalents	$72.1	$9.2
Total assets	1,037.3	1,174.3
Partnership capital[4]	891.3	899.9
Corporate borrowings	—	139.5
Non-recourse borrowings	111.4	97.6

1	Includes interest on preference shares.
2	Includes a $68.2 million after-tax gain recognized on sale of TBE ($1.80 per unit).
3	Brookfield Infrastructure units are exchangeable into Partnership units on a one-for-one basis. Per unit net income for Brookfield Infrastructure is equivalent to per unit net income for the Partnership.
4	Includes redeemable partnership units as they can be converted to an equivalent interest in partnership units through a redemption exchange mechanism.

Due to our levels of ownership and control, Brookfield Infrastructure’s financial statements reflect a mix of consolidation accounting (Ontario transmission operations), equity accounting (Transelec, Island Timberlands, Longview, PPP assets) and cost accounting (TBE).

14	Brookfield Infrastructure Partners | 2009 THIRD QUARTER INTERIM REPORT

•

a decrease in gross margin by $0.9 million, which reflects our Ontario Transmission operations as it is the only business accounted for on a consolidated basis, primarily due to depreciation of the Canadian dollar as well as lower system loads which resulted in to lower revenue levels; and

•	a decrease in dividend income of $5.3 million due to the complete sale of TBE.

These decreases were partially offset by the following:

•	a decrease in selling, general and administrative expenses by $0.8 million as a result of lower corporate costs incurred;

•	a decrease in interest expense of $0.7 million primarily due to lower borrowings under our corporate credit facility; and

•	a decrease in income tax expense of $0.6 million.

For the nine-month period ended September 30, 2009, we recorded net income of $55.5 million compared to $6.5 million in the comparable period in 2008. This increase is attributable to the $68.2 million after-tax gain recognized on the sale of TBE, which was partially offset by reduced gross margin and a decrease in dividends received from TBE.

As at September 30, 2009, Brookfield Infrastructure had $1,037.3 million in assets and $891.3 million in Partnership capital. Corporate borrowings were nil at period end. The facility was repaid in full on July 3, 2009 with the proceeds from the TBE sale. Please refer to the Operating Platforms—Business Development—Electricity Transmission section of this MD&A for further information regarding the TBE sale. In addition, our consolidated balance sheet at September 30, 2009 reflects $111.4 million in non-recourse borrowings at our Ontario transmission operations.

The following table presents both net income and ANOI by segment:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, UNAUDITED	2009	2008	2009	2008[2]
Net (loss) income by segment
Electricity transmission	$3.0	$7.4	$77.8 [1]	$24.8
Timber	(5.4)	(3.2)	(18.6)	(7.7)
Corporate and other	(2.1)	(5.6)	(3.7)	(10.6)

Net (loss) income	$(4.5)	$(1.4)	$55.5	$6.5

ANOI by segment
Electricity transmission	$14.1	$17.1	$108.1 [1]	$48.3
Timber	0.7	1.6	0.1	10.7
Corporate and other	(2.7)	(5.6)	(11.3)	(10.6)

ANOI	$12.1	$13.1	$96.9	$48.4

1	Includes a $68.2 million after-tax gain recognized on the sale of TBE.
2	Certain prior period amounts have been reclassified to conform to the current period’s presentation. In particular, pre-acquisition income of acquired entity in the first quarter of 2008 has been reclassified to ANOI, increasing first quarter 2008 ANOI by $3.7 million. Net income is unchanged.

Changes in net income and ANOI for each segment, as presented above, are discussed in the Operating Platforms section of this MD&A, which follows.

OPERATING PLATFORMS

In this section, we review the operating results of our two principal operating platforms, Electricity Transmission and Timber.

Electricity Transmission Operations

Our transmission segment generates stable revenue that is governed by regulated frameworks and long-term contracts. Accordingly, we expect this segment to produce consistent revenue and margins that should increase with inflation and other factors such as operational improvements. We also expect to achieve continued growth in revenues and income as we earn a return on the investment of additional capital into our existing operations.

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The following table presents our electricity transmission segment’s proportionate share of financial results. As it is accounted for on a cost basis, TBE’s results are reflected as dividend income.

	For the three- month period ended September 30		For the nine- month period ended September 30
US$ MILLIONS, UNAUDITED	2009	2008	2009	2008[3]
Revenues	$23.0	$23.5	$63.4	$67.7
Costs attributed to revenues	(4.5)	(4.2)	(12.2)	(10.6)
Dividend income	—	5.3	3.5	11.0

Net operating income	18.5	24.6	54.7	68.1
Other income (expenses)	1.3	(0.9)	1.7	(1.5)
Gain on sale of investment (after tax)[1]	—	—	68.2	—
Interest expense[2]	(5.3)	(5.8)	(15.3)	(16.0)
Cash taxes	(0.4)	(0.8)	(1.2)	(2.3)

ANOI	14.1	17.1	108.1	48.3
Depreciation and amortization	(5.2)	(4.4)	(13.8)	(11.9)
Premium on refinancing	(2.8)	—	(2.8)	—
Unrealized losses on derivative instruments	(1.0)	(4.7)	(9.1)	(12.1)
Deferred taxes and other items	(2.1)	(0.6)	(4.6)	0.5

Net income	$3.0	$7.4	$77.8	$24.8

1	Gain on sale of TBE, net of cash taxes paid—please refer to Business Development—Electricity Transmission section of this MD&A for more information.
2	Excludes non-cash components of interest expense which are included in the line item unrealized losses on derivative instruments.
3	Certain prior period amounts have been reclassified to conform to the current period’s presentation. In particular, pre-acquisition income of acquired entity in the first quarter of 2008 has been reclassified to ANOI, increasing first quarter 2008 ANOI by $3.7 million. Net income is unchanged.

On a proportionate basis, our transmission operations earned net operating income and ANOI of $18.5 million and $14.1 million, respectively, in the three-month period ended September 30, 2009, compared with $24.6 million and $17.1 million in the same period in 2008. However, 2008 results include $5.3 million of dividend income from TBE which was sold in June 2009.

For the three-month period ended September 30, 2009, Transelec’s proportionate net operating income and ANOI were $12.4 million and $9.8 million, respectively, compared with $12.9 million and $8.5 million in the same period of 2008. The current period includes $1.2 million of revenue attributable to the first six months of the year related to the sub-transmission rate reassessment which was finalized effective January 2009. The third quarter of 2008 includes non-recurring revenue of $1.8 million relating to the retroactive application of the trunk transmission study. Adjusting for these amounts, net operating income and ANOI increased by 1% and 28% respectively, versus the third quarter of 2008, primarily the result of increased revenue from growth capital expenditures and positive Chilean inflation indexation. Operating margins at Transelec were 83% for the three-month period ended September 30, 2009 compared to 86% in the prior year. The primary driver of the decrease in operating margin was engineering revenue which has an operating margin of 15%. The engineering business is a core part of Transelec’s growth strategy as it enables participation in higher risk transmission development projects while covering associated overhead.

For the three-month period ended September 30, 2009, our Ontario transmission operation’s net operating income and ANOI totalled $6.1 million and $4.3 million, respectively, compared with $6.4 million and $3.3 million for the same period in the prior year. The decline in net operating income was largely due to a weakening of the Canadian dollar and, to a lesser extent, a decline in revenues as a result of lower system demand in Ontario. For the quarter, ANOI increased as the impact of a combination of lower cash taxes in the current period and a loss on disposition of obsolete assets in the prior year more than offset the decline in net operating income.

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Non-cash expenses are primarily comprised of depreciation and amortization, as well as non-cash inflation indexation on the Chilean peso denominated debt. Depreciation and amortization increased to $5.2 million for the three-month period ended September 30, 2009, from $4.4 million in the comparable period of 2008 due to incremental depreciation booked in conjunction with the expansion of our asset base. In the third quarter of 2009, the non-cash impact of inflationary indexation on the Partnership’s Chilean peso denominated debt offset the non-cash mark-to-market losses on derivative instruments, compared with a net loss of $1.0 million in the prior year. The derivative instruments relate to Transelec’s currency hedging program, whereby 100% of Transelec’s U.S. dollar debt has been converted to Chilean pesos to offset interest expense against Chilean peso revenue. In addition, results for the quarter include a premium on refinancing which represents the accounting loss booked in conjunction with the tender for $220 million of Transelec’s senior notes due April 2011. These U.S. dollar denominated bonds were refinanced with a bond issue in the local Chilean market at a rate approximately 275 bps lower than the existing notes.

For the nine-month period ended September 30, 2009, our transmission segment generated net operating income and ANOI of $54.7 million and $108.1 million, respectively, compared to $68.1 million and $48.3 million, in the prior year. The increase in ANOI is primarily attributable to the $68.2 million after-tax gain on the sale of TBE. Net operating income and ANOI in the prior year included non-recurring revenues of $8.5 million. On a recurring basis, Transelec posted more favourable results as a result of benefits from growth capital expenditures and positive Chilean inflation indexation, which was offset by a decline in performance at our Ontario transmission operations primarily as a result of a weaker Canadian dollar.

Our transmission operations have a combination of regulatory and contractual revenue frameworks, some of which are indexed. For our transmission operations with revenue indexation, increases in revenue are primarily a result of inflation, changes in foreign exchange rates and growth capital expenditures. For our remaining operations, revenue increases are primarily attributable to growth capital expenditures.

The following table breaks down our proportionate share of revenue by these categories:

	For the three- month period ended September 30		For the nine- month period ended September 30
US$ MILLIONS, UNAUDITED	2009	2008	2009	2008
Contractual revenue with indexation	$4.8	$7.2	$18.5	$20.2
Regulated revenue with indexation	7.9	7.0	18.8	20.7

	12.7	14.2	37.3	40.9
Other transmission revenue	10.3	9.3	26.1	26.8

	$23.0	$23.5	$63.4	$67.7

On a comparable ownership basis and excluding $1.8 million of non-recurring revenue in the third quarter of 2008, our proportionate share of revenues with indexation increased by $0.3 million or 2.4% in the third quarter of 2009 compared with the third quarter of 2008 due to $0.4 million attributable to growth capital expenditures, which was partially offset by a $0.1 million decline in revenue indexation.

Business Development – Electricity Transmission

As previously disclosed, Brookfield Infrastructure exercised an option to sell its minority interest in TBE to CEMIG, a Brazilian state-owned utility. Concurrent with the exercise of the put option, Brookfield Infrastructure entered into a foreign exchange hedge to lock in projected proceeds of such sale in U.S. dollars. On June 30, 2009 the sale of 100% of the TBE interests was completed with 95% of the proceeds being received on that day and $11.8 million of the balance was received subsequent to quarter end, with the remainder anticipated to be collected by year end. Total after-tax proceeds from the sale were $275 million, of which $27 million was received from realized hedge gains in 2008 and an additional $43 million was received from realized hedge gains in the first quarter of 2009. The sale resulted in the recognition of a $68.2 million after-tax gain over book value. A portion of the proceeds were used to repay corporate borrowings in July 2009, with the balance available to fund growth capital investments and acquisitions, as well as for general corporate working capital purposes.

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Transelec commenced a process to refinance approximately 50% of its $465 million senior notes due April 2011. A tender offer to purchase $220 million of these notes was launched on July 15, 2009. These U.S. dollar denominated bonds were refinanced with a bond issue in the local Chilean market at a rate of approximately 275 bps lower than the existing notes. Results for the third quarter include a premium on refinancing which represents the accounting loss booked in conjunction with the tender for $220 million of Transelec’s senior notes due April 2011.

For the three-month period ended September 30, 2009, Transelec’s growth capital expenditures (100% basis) were $32 million, which were in line with the prior year. As a result of approximately $55 million of new projects that were booked during the period, Transelec’s capital expenditure backlog (projects that have been awarded to Transelec for which expenditures have not yet been made) was approximately $280 million at September 30, 2009, compared with $238 million at the end of 2008. In order to partially finance its growth plan, Transelec has executed a capital expenditure credit facility of approximately $130 million. The objective is to draw the facility to fund a portion of capital expenditures and to refinance the facility over time through the issuance of long-term debt.

Following quarter end, Brookfield contributed the Texas CREZ transmission project to a Brookfield-sponsored infrastructure partnership in which Brookfield Infrastructure will own an interest. Upon completion, we anticipate that our ownership will be approximately 15% of this project.

Timber Operations

Our timber operations consist of high quality timberlands located in the coastal region of British Columbia, Canada and the Pacific Northwest region of the U.S. These operations are predominantly comprised of premium species and are expected to provide attractive risk-adjusted returns on capital employed over the long term.

The following table presents our timber segment’s proportionate share of financial results.

	For the three- month period ended September 30		For the nine- month period ended September 30
US$ MILLIONS, UNAUDITED	2009	2008	2009	2008
Revenues	$19.6	$32.4	$59.9	$96.3
Cost attributed to revenues	(13.3)	(23.0)	(41.7)	(64.0)

Net operating income	6.3	9.4	18.2	32.3
Other income	0.8	(0.2)	1.2	0.4
Interest expense	(6.4)	(7.3)	(19.2)	(21.5)
Cash taxes	—	(0.3)	(0.1)	(0.5)

ANOI	0.7	1.6	0.1	10.7
Depreciation, depletion and amortization	(8.1)	(8.9)	(20.4)	(27.9)
Unrealized loss on investment	—	—	(6.1)	—
Deferred taxes and other items	2.0	4.1	7.8	9.5

Net loss	$(5.4)	$(3.2)	$(18.6)	$(7.7)

For the three-month period ended September 30, 2009, our timber operations’ net operating income and ANOI totalled $6.3 million and $0.7 million, respectively, compared to $9.4 million and $1.6 million, for the same period in the prior year.

While timber market conditions remain weak, prices appear to have bottomed-out in the second quarter and have begun a modest recovery. In the U.S., the inventory of new homes declined to 0.3 million units, which is consistent with long-term historical average levels and less than 50% of peak levels in late 2006 and 2007. These declines in inventory are contributing to a steady improvement in housing starts in the markets that we serve. Seasonally adjusted, annualized housing starts increased by 9% from the second quarter to 0.6 million. While an improvement, this level is approximately 68% of the average for the same period in 2008 and less than 42% of the five-year average. Log prices in the Japanese market were stable during the quarter and demand for whitewood in the Korean market remained strong, yielding pricing, net of transportation cost, for whitewood close to peak prices realized in the U.S. market in the summers of 2006 and 2007.

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Due to strong pricing for whitewood products into the Korean market, we have increased harvest levels in our U.S. operation to well above the reduced harvest plan for the quarter. This is consistent with our focus on optimizing the long-term value of the business, while continually adapting the harvest plan as necessary to pursue market opportunities that arise.

The following table summarizes our proportionate share of operating metrics for our timber operations:

	For the three-month period ended September 30, 2009				For the three-month period ended September 30, 2008
UNAUDITED	Harvest (000’s m3)	Sales (000’s m3)	Revenue/m3	Revenue ($millions)	Harvest (000’s m3)	Sales (000’s m3)	Revenue/m3	Revenue ($millions)
Douglas-fir	112	118	$78.0	$9.2	164	190	$88.9	$16.9
Whitewood	87	83	60.2	5.0	125	117	58.1	6.8
Other species	67	70	64.3	4.5	61	57	108.8	6.2

	266	271	$69.0	$18.7	350	364	$82.1	$29.9
HBU and other sales				0.9				2.5

Total				$19.6				$32.4

	For the nine-month period ended September 30, 2009				For the nine-month period ended September 30, 2008
UNAUDITED	Harvest (000’s m3)	Sales (000’s m3)	Revenue/m3	Revenue ($millions)	Harvest (000’s m3)	Sales (000’s m3)	Revenue/m3	Revenue ($millions)
Douglas-fir	386	419	$78.3	$32.8	566	599	$89.1	$53.4
Whitewood	171	187	61.0	11.4	267	273	62.6	17.1
Other species	175	197	73.1	14.4	252	242	94.6	22.9

	732	803	$73.0	$58.6	1,085	1,114	$83.8	$93.4
HBU and other sales				1.3				2.9

Total				$59.9				$96.3

In our Canadian timber operations, harvest and sales volumes decreased 43% and 44%, respectively, in the third quarter of 2009 versus 2008, in line with the harvest plan. To mitigate the impact of weak North American markets, we maintained a high percentage of appearance grade products in the sales mix exported to Asian markets. Export volumes increased to 60% of shipments in the third quarter of 2009, from 39% in the third quarter of 2008. As a result of the significant component of exports in our product mix, the decline in our average realized Douglas-fir log price in the third quarter of 2009 was 18% compared to the third quarter of 2008, while average sales prices of representative products in the U.S. fell by approximately 22%. Average realized prices for whitewood logs in the third quarter of 2009 were supported by strong demand in the Korean market which led to a threefold increase in export volume of this product, compared to the third quarter of 2008. Increased prices on export volumes largely offset price declines in the domestic market, limiting the decrease in average realized whitewood prices to 3% in the third quarter of 2009 compared to the same period in 2008. In contrast, average prices for representative whitewood products in the U.S. fell by approximately 19% during this time. The absence of helicopter logging combined with the decline in the Canadian dollar versus the U.S. dollar decreased per unit operating costs by 12% versus the third quarter of 2008. However, operating margins decreased to 13% for the quarter versus 15% in the same quarter of 2008, due to the overall decline in revenues.

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In our U.S. timber operations, harvest and sales volumes in the third quarter of 2009 decreased 3% and 5%, respectively, compared to the third quarter of 2008. Strong demand and pricing in Korea for whitewood products allowed us to harvest at levels well above our reduced harvest plan. Export volumes increased to 42% of total shipments in the third quarter of 2009 from 23% in the third quarter of 2008. The high percentage of exports somewhat mitigated the decline in our log prices. Realized Douglas-fir prices in the third quarter of 2009 were 11% less than in the third quarter of 2008, while representative domestic prices declined by 22%. Similarly, realized prices for whitewood logs fell by 9% versus the third quarter of 2008 while representative domestic prices declined by 19%. Per unit operating costs decreased 28% in the third quarter of 2009 compared to 2008, due to harvesting lower cost tracts, renegotiated logging contracts in light of market conditions and decreased overhead expenses. This decrease in costs offset pricing declines leading to an overall increase in margins to 39% in the third quarter of 2009 from 29% in the same period in 2008.

For the quarters ended September 30, 2009 and 2008, depreciation, depletion and amortization was $8.1 million and $8.9 million, respectively. The decrease was predominantly due to lower harvest and sales volumes.

In the first quarter, we recognized a non-cash loss of $6.1 million on our Longview interest . The unrealized loss on investment relates to our 9.1% indirect interest in Longview that is held through a private fund and is carried at fair value with changes to carrying value recorded in income. Our 23% direct interest in Longview is held on an equity accounted, historical cost basis.

For the nine-month period ended September 30, 2009 our timber segment generated net operating income and ANOI of $18.2 million and $0.1 million, respectively, compared to $32.3 million and $10.7 million , respectively, for the same period in the prior year. This decrease reflects the challenging market environment during the period and the reduction in our harvest to preserve inventory value.

Outlook – Timber

One of the key attributes of our timber business is the operating flexibility that allows us to adopt our harvest levels to market conditions to maximize the value of our business. Until such time as we believe that sustainable demand is increasing, we plan on harvesting at minimum levels required to service our key customers while maximizing market opportunities that do arise. Based on current conditions, we expect harvest levels at our Canadian and U.S. operations to be approximately 28% and 35% below 2008 levels, respectively, for the full year 2009. Prices would need to increase at least 20% from current levels before we would expect to return to target harvest levels. We currently do not expect this level of price increases until the latter half of 2010.

We believe operating results for our timber segment will meaningfully improve, following recovery in U.S. new home construction. Although it is difficult to predict the timing and magnitude, we believe that we will achieve increases in ANOI and net income from this segment of our business for the following reasons:

•	Improved pricing upon market recovery

•	Increased harvest levels

•

The long-run sustainable yield of our Canadian operations is estimated to be approximately 0.7 million m3 on a proportionate basis. Due to surplus of merchantable inventory, we expect to achieve an elevated harvest level of approximately 0.9 million m3 on a proportionate basis for a period of 10 years before returning to the long-run sustainable yield level.

•

As a result of a substantial surplus of merchantable inventory at our U.S. operations, we expect to increase harvest levels to approximately 0.9 million m3 on a proportionate basis and sustain this higher level for a period of 10 years before returning to a long-run sustainable yield of approximately 0.8 million m3.

•	Increased margins

•

As our product mix evolves over time to a greater percentage of second growth harvest relative to primary growth harvest in our Canadian operations, we expect our margins to increase due to the lower harvesting costs of this product.

20	Brookfield Infrastructure Partners | 2009 THIRD QUARTER INTERIM REPORT

In addition, over the mid-to-long term, we expect that our timber operations will be positively impacted by a number of fundamental factors affecting the supply of timber in the markets that we serve:

•	The mountain pine beetle infestation, which is having a significant impact on the supply of timber from the interior of British Columbia, Alberta and the U.S. Inland;

•	Increasing demand from both Asian markets and the rapidly expanding bio-fuel industry; and

•	Continuing withdrawals of timberlands for conservation and alternate uses.

CORPORATE AND OTHER

The following table presents the components of corporate and other for the three-months and nine-months ended September 30, 2009 and 2008:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, UNAUDITED	2009	2008	2009	2008
General and administrative costs	$(1.0)	$(1.8)	$(3.6)	$(3.0)
Base management fee[1]	(1.8)	(1.8)	(4.8)	(5.6)
Financing costs[2,3]	(0.7)	(2.0)	(4.1)	(2.0)

Corporate expenses	(3.5)	(5.6)	(12.5)	(10.6)
Contribution from social infrastructure investments	0.8	—	1.2	—

Corporate and other	$(2.7)	$(5.6)	$(11.3)	$(10.6)

1	Pursuant to the Master Services Agreement with Brookfield on a gross basis.
2	Financing costs include dividends paid on the preferred shares, interest expense and standby fees from the committed credit facility, less ancillary interest earned on cash balances.
3	Excludes non-cash amortization of financing costs of $0.7 million and nil in the three months ended September 30, 2009 and 2008, respectively, and $2.0 million and nil for the nine months ended September 30, 2009 and 2008, respectively.

General and administrative costs were lower in the third quarter of 2009 compared to the prior year as a result of lower transactional costs. The base management fee was in-line compared to the prior year. Prospectively, any base fees and/or performance fees paid by our operations to Brookfield will be netted against the base fees and/or incentive distributions payable to Brookfield under the Master Services Agreement and other arrangements in order to avoid double payment of fees. On a going-forward basis, it is estimated that our general and administrative costs related to Brookfield Infrastructure will total approximately $7 million to $8 million per annum.

Financing costs in the current period reflect standby fees under our credit facility, as well as preferred share dividends, partially offset by income earned on cash balance. Financing costs in the third quarter of 2008 represent preferred share dividends which were partially offset by interest income earned on cash balances.

Social Infrastructure

In December 2008, we completed the acquisition of equity interests in two PPP projects – Long Bay Forensic and Prison Hospitals in Australia and Peterborough Hospital in the United Kingdom – for $12.3 million. We completed the acquisition of an equity interest in a third PPP asset – Royal Melbourne Showgrounds in Australia – in February 2009 for an additional purchase price of $3.0 million. We believe that based on current trends, the PPP market is positioned to experience significant growth as governments continue to realize the benefits of delivering social infrastructure in conjunction with the private sector. The above transactions establish a platform for Brookfield Infrastructure to participate in the PPP industry. Once operational, projects are expected to generate stable cash flows from long-term contracts with long-term financing arrangements.

Social infrastructure operations differ from our transmission and timber operations, as social infrastructure concessions have finite lives of between 25-30 years, and cash generated from these projects must fully retire project debt over the term of the concession. Thus, net operating income and ANOI for our social infrastructure operations include GAAP net income plus depreciation less debt amortization payments, which approximates the distributions to us from these operations.

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On a proportionate basis, our social infrastructure operations earned nil of ANOI for the three-month period ended September 30, 2009 and 2008, respectively. Distributions from our social infrastructure assets depend on timing, and are not paid on a regular basis. Royal Melbourne Showgrounds and Long Bay Hospitals achieved commercial operation in August 2006 and February 2009, respectively. Peterborough Hospital is expected to become operational in late 2011.

We have a commitment to fund our share of the additional equity investment in the Peterborough Hospital project totaling approximately £8.0 million. We have entered into foreign currency contracts to hedge this amount to the equivalent of approximately $11.8 million.

CAPITAL EXPENDITURES

	For the three-month period ended September 30		For the nine month period ended September 30
US$ MILLIONS, UNAUDITED	2009	2008	2009	2008
Maintenance capital expenditures by segment
Electricity transmission	$2.6	$2.0	$6.2	$6.9
Timber	0.9	1.8	5.2	4.2

	$3.5	$3.8	$11.4	$11.1

Growth capital expenditures by segment
Electricity transmission	$5.7	$7.6	$13.4	$12.5
Timber	—	—	—	—

	$5.7	$7.6	$13.4	$12.5

Maintenance capital expenditures are expenditures that are required to maintain the current revenue generating capability of our asset base; these expenditures do not increase our revenues. Growth capital investments are investments on which we expect to earn additional revenues. As these investments are typically discretionary, we invest this capital if we believe we can earn attractive risk-adjusted returns.

The transmission segment’s growth capital expenditures for the three-month period ended September 30, 2009 were $5.7 million (September 30, 2008 – $7.6 million) which represent our share of growth capital investments at Transelec.

CORPORATE INITIATIVES

We have implemented a unit repurchase program because we believe that, from time to time, the market price of the Partnership’s limited partnership units (“Units”) may be a more compelling investment opportunity than other investments under consideration.

Under the unit repurchase program, the Partnership is authorized to repurchase up to $25 million of its Units, subject to a regulatory limit of 1,167,043 Units in the aggregate. Repurchases pursuant to this unit repurchase program will be made through the facilities of the New York Stock Exchange. Repurchases are authorized for the period beginning on November 10, 2008 and ending on November 9, 2009, or earlier should the Partnership complete its repurchases prior to such date. Repurchases occur subject to prevailing market conditions and are funded from available cash. Repurchases also are subject to compliance with applicable United States federal securities laws, including Rule 10b-18 under the United States Securities Exchange Act of 1934, as amended, as well as applicable Canadian securities laws. All Units acquired by the Partnership under this program will be cancelled.

In the third quarter of 2009, the Partnership was not active under this program. In the nine-month period ended September 30, 2009, 674,000 Units were repurchased and cancelled under this program at an average price of $11.48 per Unit. Since commencement of the unit repurchase program in November 2008, 854,602 Units have been repurchased and cancelled at an average price of $11.39 per Unit.

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CAPITAL RESOURCES AND LIQUIDITY

The nature of our asset base and the quality of associated cash flows enable us to maintain a stable and low cost capitalization. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances, and maintain a relatively high distribution of our ANOI to unitholders.

Our principal sources of liquidity are cash flow from our operations, undrawn credit and equity facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity if necessary.

Brookfield Infrastructure’s total estimated liquidity as at September 30, 2009 was as follows:

US$ MILLIONS, UNAUDITED	As at September 30, 2009
Cash[1]	$68.2
Availability under committed credit facility	200.0

Total estimated liquidity	$268.2

1	Brookfield Infrastructure Partners L.P. cash only.
2	To be received prior to year end period end (see Operating Platforms - Business Development - Electricity Transmission).

In June 2009, the sale of 100% of our minority interest in TBE was completed with 95% of the cash received on June 30, 2009 and $11.8 million of the balance was received subsequent to quarter end, with the remainder anticipated to be collected by year end. Proceeds from the sale were $275 million including $70 million of previously realized hedge gains. Further details regarding the TBE sale are provided under the Operating Platforms – Business Development – Electricity Transmission section of this MD&A. At September 30, 2009, we had approximately $72.1 million of cash for working capital purposes largely from the sale of TBE. Also, in June 2009, Brookfield Infrastructure closed a $200 million senior secured revolving credit facility with a syndicate of global financial institutions. The credit facility, which replaces the facility that was previously in place, is comprised of a single tranche that will be available for investments and acquisitions, as well as general corporate purposes. Prior to drawing on the facility, we must satisfy a number of conditions including compliance with certain financial ratios. At September 30, 2009, nil was drawn on this facility and $200 million was available. Commitments under the facility will be available on a revolving basis until June 2010. All amounts outstanding at that time will be repayable in full in June 2011. The facility is intended to be a bridge to equity financing rather than a permanent source of capital. In the current environment, any acquisitions that we may make are likely to be of a more modest size. Furthermore, credit is scarce and as a result, more costly. We therefore, reduced the size of the facility to one that is more appropriate for our business in the current environment.

In addition, Brookfield has provided Brookfield Infrastructure with an equity commitment in the amount of $200 million. The equity commitment may be called by our Partnership and/or Brookfield Infrastructure in exchange for the issuance of a number of units of our Partnership or of Brookfield Infrastructure, as the case may be, to Brookfield, corresponding to the amount of the equity commitment called divided by the five day, volume-weighted average trading price for our Partnership’s Units.

We finance our assets principally at the operating entity level with debt which generally has long-term maturities, few restrictive covenants and no recourse to either the Partnership or our other operations. At the operating company level, we endeavour to maintain investment grade or crossover ratings.

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We also strive to ladder our principal repayments over a number of years. On a proportionate basis, scheduled principal repayments as at September 30, 2009 for Brookfield Infrastructure’s borrowings over the next five years are as follows:

	Average Term (years)	2009	2010	2011	2012	2013	Beyond	Total
Recourse borrowings
Corporate borrowings	—	$—	$—	$—	$—	$—	$—	$—

Total recourse borrowings	—	—	—	—	—	—	—	—

Non-recourse borrowings1, [2]
Electricity Transmission	10.6	—	—	82.8	—	26.7	269.2	378.7
Timber	8.5	—	—	—	—	136.0	338.8	474.8

Total non-recourse borrowings1, [2]	9.5	—	—	82.8	—	162.7	608.0	853.5

Total	9.5	$—	$—	$82.8	$—	$162.7	$608.0	$853.5

1	Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
2	Non-recourse project debt from our social infrastructure operations has been excluded from the above tables as this is long-term debt which is fully amortized during the term of our concession contracts.

As illustrated in the above table, the proportionate share of debt has an average term of 9.5 years with no significant debt maturities until 2011. In July 2009 the corporate borrowings were repaid with the proceeds from the TBE sale. Transelec commenced a process to refinance approximately 50% of the electricity transmission segment’s 2011 maturity. These U.S. dollar denominated bonds were refinanced with a bond issue in the local Chilean market at a rate of approximately 275 bps lower than the existing notes. Further details regarding this refinancing are provided under the Operating Platforms—Business Development—Electricity Transmission section of this supplement information. Furthermore, our strategy of non-recourse financing at the operating entity level has resulted in a relatively low level of debt at the corporate level. Including non-recourse borrowings, on a proportionate consolidated basis, our debt to capitalization ratio as at September 30, 2009 was 49%.

The following table summarizes our proportionate share of debt on a segment basis:

	For the three-month period ended September 30, 2009			For the three-month period ended September 30, 2008
US$ MILLIONS, UNAUDITED	Proportionate Average Debt	Average Cash Interest Rate	Cash Interest	Proportionate Average Debt	Average Cash Interest Rate	Cash Interest
Electricity transmission[1]	$378.7	5.6%	$5.3	$375.8	6.2%	$5.8
Timber[1]	474.8	5.4%	6.4	528.0	5.5%	7.3
Corporate borrowings	91.0	—	—	—	—	—

Total	$944.5	5.0%	$11.7	$903.8	5.8%	$13.1

1	Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
2	Non-recourse project debt from our social infrastructure operations has been excluded from the above tables as this is long-term debt which is fully amortized during the term of our concession contracts.

Our equity strategy is to issue equity in conjunction with future acquisitions. We may also issue an amount of equity opportunistically to enhance our liquidity to pursue future acquisitions.

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RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

To measure performance, we focus on net income as well as ANOI. We define ANOI as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other items as shown in the reconciliation below. For our social infrastructure operations we also subtract debt amortization from ANOI as these are finite life concessions and debt must be fully amortized during the concession term. ANOI is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by GAAP. ANOI is therefore unlikely to be comparable to similar measures presented by other issuers. ANOI has limitations as an analytical tool.

•

ANOI does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	ANOI does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and

•	ANOI does not include performance fees accrued relating to our Canadian timber operations, which will be required to be paid in cash and which type of fee we expect to accrue in the future.

Because of these limitations, ANOI should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under GAAP. These limitations are addressed by relying on our GAAP results and using ANOI only as a supplemental measure. However, ANOI is a key measure used to evaluate the performance of our operations and forms the basis for our Partnership’s distribution policy.

When viewed with our GAAP results, we believe that ANOI provides a more complete understanding of factors and trends affecting our underlying operations. ANOI allows us to evaluate our businesses on the basis of cash return on net capital deployed by removing the effect of non-cash and other items. We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most or our assets will typically increase over time provided we make all necessary maintenance expenditures.

We add back depletion because we endeavor to manage our timberlands on a sustainable basis over the long term. Furthermore, changes in asset values typically do not decline on a predetermined schedule, as suggested by accounting depreciation or depletion, but instead will inevitably vary upwards and downwards based on a number of market and other conditions that cannot be determined in advance. We add back deferred income taxes because it is believed this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. Finally, we add back a performance fee payable to Brookfield by Island Timberlands. This performance fee was calculated based upon a percentage of the increased appraised value of the timber and HBU land assets held by our Canadian timber operations over a threshold level. We believe it is appropriate to measure our performance excluding the impact of this accrual as we expect that over time the financial impact of this fee will be more than offset by increased income associated with the increased appraised value of these assets, the benefit of which is not reflected in the period in which the related fee accrues. In addition, as a result of our fee netting mechanism, which is designed to eliminate any duplication of fees, any performance fees will reduce future incentive distributions that may otherwise be made to Brookfield by Brookfield Infrastructure. As this credit is reflected as a reduction in distributions to Brookfield, it would not be reflected in ANOI without adding back the performance fee.

The following table reconciles ANOI to the most directly comparable GAAP measure, which is net income. In doing so, we add back to net income the amounts recorded in respect of depreciation, depletion and amortization, deferred taxes and certain other items as well as the minority interest related to those items such that, similar to net income, ANOI reflects Brookfield Infrastructure’s ownership interest. We encourage you to review the GAAP financial measures in this MD&A contained herein, and discourage reliance on any single financial measure to evaluate Brookfield Infrastructure.

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	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, UNAUDITED	2009	2008	2009	2008
Net (loss) income	$(4.5)	$(1.4)	$55.5	$6.5
Add back or deduct the following:
Depreciation, depletion and amortization	13.3	13.3	34.2	39.8
Unrealized losses on derivative instruments	1.0	4.7	9.1	12.1
Unrealized loss on investment	—	—	6.1	—
Deferred taxes and other items	2.3	(3.5)	(8.0)	(10.0)

ANOI	$12.1	$13.1	$96.9	$48.4

The difference between net income and ANOI is primarily attributable to depreciation and depletion expense which reflects purchase accounting adjustments for Transelec and Longview associated with their respective acquisitions, deferred taxes due to the step up in tax basis associated with those acquisitions, as well as non-cash expenses in Transelec, primarily relating to non-cash inflation indexations on the Chilean peso denominated debt, as well as mark-to-market losses on derivative contracts. The unrealized loss on investment relates to our 7% indirect investment in Longview. This investment is held through a private fund and is carried at fair value with changes to carrying value recorded in the statement of operations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. The words “believe”, “expect”, “tend”, “seeks”, “should”, “anticipate”, “intend”, “objective”, “sustain”, “enable”, “endeavour”, “backlog”, “estimate”, “likely”, “typically”, “stable”, “enhance”, “attempt”, “strategy”, “pursue”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward looking statements in this MD&A include among others, statements with respect to the appreciation of our assets over time, revenue, margin and growth expectations for our electricity transmission business, Transelec’s capital expenditure backlog, ability to refinance Transelec’s capital expenditure credit facility, completion of Transelec’s Chilean bond issuance, our participation in the Texas CREZ transmission project awarded to Brookfield, return on capital expectations and anticipated margins in connection with our timber operations, timing of increases in timber prices, reduction of our timber harvest levels and the effects thereof, our timber harvest levels in 2009 versus 2008 levels, timber prices at which we will increase++ harvest levels, future operating results in our timber segment, increases in harvest levels and margins and the effects on adjusted net operating income and net income within our timber operations, near and mid-to-long term factors expected to affect timber operations, future growth and prospects of the Public Private Partnership (“PPP”) market and our ability to successfully build our operations in this area, expected construction completion date for our Peterborough Hospital PPP asset, our estimated future general and administrative expenses and maintenance capital expenditures, repurchases under our unit repurchase program, our ability to maintain sufficient financial liquidity, sustainability of distribution levels, statements with respect to future acquisitions, our ability to draw down funds under our bank credit facility, our ability to secure financing through the issuance of equity or debt and other statements with respect to our beliefs, outlooks, plans, expectations and intentions.

Although we believe that the Partnership’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Partnership to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

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Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business generally, and which may impact markets for timber; the behavior of financial markets, including fluctuations in interest and exchange rates as well as inflation rates; market demand for an infrastructure company, which is unknown; ability to compete for new acquisitions in the competitive infrastructure space; availability of equity and debt financing; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; regulatory and political factors within the countries in which we operate; changes in government policy and political attitudes towards social infrastructure operations and the PPP model; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in documents filed by the Partnership with the securities regulators in Canada and the United States including the Partnership’s most recent Annual Report on Form 20-F under the heading “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Partnership or Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING USE OF NON-GAAP ACCOUNTING MEASURES

Although our financial results are determined in accordance with U.S. generally accepted accounting principles (“GAAP”), the basis of presentation throughout much of this report differs from GAAP in that it is organized by business unit and utilizes adjusted net operating income as an important measure. This is reflective of how we manage the business and, in our opinion, enables the reader to better understand our affairs. We provide a reconciliation in this MD&A. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

BUSINESS ENVIRONMENT AND RISKS

The Partnership’s and Brookfield Infrastructure’s financial results are impacted by various factors, including the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These and other factors are described in the Partnership’s most recent Annual Report on Form 20-F which is available on our web site at www.brookfieldinfrastructure.com and at www.sec.gov/edgar.shtml.com and www.sedar.com.

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